UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-41430

Pagaya Technologies Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel
+972 (3) 715 0920
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Reduction in Workforce

On January 18, 2023, Pagaya Technologies Ltd. (the “Company” or “Pagaya”) announced a reduction in workforce of approximately 20% of employees across its Israel and U.S. offices, as compared to its headcount as of December 31, 2022. This reduction in workforce will enable the Company to streamline its operations in the current market environment to achieve its near- to medium-term growth priorities. The affected employees were notified on or before January 17, 2023, and all actions associated with the reduction are expected to be substantially complete in the first quarter of 2023, subject to local law.

The Company expects that this reduction in workforce will result in approximately $30 million of annualized cost savings. It also expects to incur a severance-related charge of approximately $4 million, consisting primarily of one-time separation payments, the majority of which will be made in the first quarter of 2023. The charges and timing of such charges described above are preliminary estimates based on the Company’s current expectations and are subject to a number of assumptions and risks, and actual results may differ materially from such estimates. The Company may also incur other charges, costs or cash expenditures not currently contemplated due to events that may occur as a result of, or associated with, the reduction in workforce.

Cautionary Note on Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements may include, but are not limited to, statements regarding the reduction in workforce, including estimated costs and charges, anticipated annualized cost savings and additional costs, charges or cash expenditures in connection with the reduction in workforce, among others. These forward-looking statements are based on Pagaya’s expectations and assumptions as of the date of this Report. Each of these forward-looking statements involves risks and uncertainties. Actual results may differ materially from those expressed or implied by these forward-looking statements. For a discussion of risk factors that may cause Pagaya’s actual results to differ from those expressed or implied in the forward-looking statements in this Report, you should refer to Pagaya’s filings with the U.S. Securities and Exchange Commission, including the “Risk Factors” section contained therein. Except as required by law, Pagaya undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing Pagaya’s views as of any date subsequent to the date of this Report.

The information in this Report on Form 6-K under the heading “Reduction in Workforce” is incorporated by reference into the Registration Statement on Form S-8, File No. 333-265739 of the Company, to the extent not superseded by information subsequently filed or furnished (to the extent Pagaya expressly states that it incorporates such furnished information by reference) by Pagaya under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Press Release

The Company made available a Press Release on its website at investor.pagaya.com with respect to the reduction in workforce and previously announced guidance for full-year 2022. A copy of the Press Release is being furnished as Exhibit 99.1 to this Report on Form 6-K. The information in this Report on Form 6-K under the heading “Press Release” and Exhibit 99.1 attached hereto shall not be deemed to “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated January 18, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PAGAYA TECHNOLOGIES LTD.

Date: January 18, 2023	By:	/s/ Gal Krubiner
	Name:	Gal Krubiner
	Title:	Chief Executive Officer